November 4, 2011

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	United Online, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 8, 2011
File No. 000-33367

Dear Ms. Collins:

           United Online, Inc. (the “Company”,  “we” or “our”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in the Staff’s comment letter, dated November 2, 2011 (the “Comment Letter”), with respect to the above-referenced filings.

           Set forth below are our responses to the comments raised in the Comment Letter.  For your convenience, we have printed in bold italics each of your numbered comments followed by our responses.  Unless otherwise noted, all references in this letter to page numbers and captions correspond to the page numbers and captions in the above-referenced Form 10-K (File No. 000-33367) (the “Form 10-K”) and the above-referenced Form 10-Q (File No. 000-33367) (the “Form 10-Q”), as applicable.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis and Results of Operations

Liquidity and Capital Resources, page 74

1.
We note in your response to our previous comment that you believe disclosing the amount of restricted net assets of the FTD segment would not have been meaningful in this context because it includes non-cash items such as goodwill and intangible assets. We further note your proposed disclosure will include a statement that the FTD Group is generally restricted from transferring funds to United Online Inc.  This proposed disclosure still does not seem to give an investor insight into what amounts are restricted.  Including the amount of restricted net assets as a part of this disclosure would provide beneficial information to an investor as to the impact of the restrictions under this debt agreement.  Please revise to include quantified information regarding the amount of the FTD Group’s funds that are restricted from transfer or further explain why you believe it is not meaningful to include such information in your liquidity discussion.

Securities and Exchange Commission
November 4, 2011

We note the Staff’s comment and we will include the following disclosure in the Liquidity and Capital Resources section of Management’s Discussion and Analysis and Results of Operations of our Form 10-Q for the quarter ended September 30, 2011 and similar disclosure in future filings:

“Under the terms of the Credit Agreement, FTD Group, Inc., a subsidiary of United Online, Inc., is generally restricted from transferring funds and other assets to United Online, Inc., with certain exceptions including an annual basket of $15 million (subject to adjustment based on excess cash flow calculations) which may be used to make cash dividends, loans and advances to United Online, Inc., provided certain terms and conditions specified in the Credit Agreement are satisfied.  These restrictions have resulted in restricted net assets (as defined in Rule 4-08(e)(3) of Regulation S-X) of FTD Group, Inc. and its subsidiaries totaling $256.2 million at September 30, 2011.”

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Management’s Discussion and Analysis and Results of Operations

Liquidity and Capital Resources, page 46

2.
We note from your response to prior comment that at June 30, 2011 the FTD segment was in compliance with the Credit Agreement’s covenants.  We continue to believe that at a minimum, you should clearly state whether or not you are in compliance with all the debt covenants at each balance sheet date.  Please revise your disclosures accordingly in your future filings, beginning with your September 30, 2011 Form 10-Q.

We note the Staff’s comment and, in future filings, beginning with the Form 10-Q for the quarter ended September 30, 2011, we will disclose whether or not FTD Group, Inc. is in compliance with all covenants under the Credit Agreement at each balance sheet date.

* * * * *
           Please contact me at (818) 287-3394 should you require any further information.

Very truly yours,

UNITED ONLINE, INC.

By:	/s/ Neil P. Edwards
Name:	Neil P. Edwards
Title:	Executive Vice President and Chief Financial Officer

cc:	Melissa Kindelan (Securities and Exchange Commission)
Mark R. Goldston, Chairman, President and Chief Executive Officer
Charles B. Ammann, Executive Vice President, General Counsel and Secretary